[letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2030	rgarabedian@luselaw.com
June 28, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Atlantic Coast Financial Corporation Registration Statement on Form S-1
Ladies and Gentlemen:
     Pursuant to Rule 101 of Regulation S-T and on behalf of Atlantic Coast Financial Corporation (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $9,543 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.
     The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the mutual-to-stock conversion of Atlantic Coast Federal, MHC (the “MHC”). The MHC is the majority owner of Atlantic Coast Federal Corporation. Immediately upon the completion of the conversion and offering, Atlantic Coast Federal Corporation will cease to exist, and the Registrant will succeed to all of the assets and liabilities of Atlantic Coast Federal Corporation. The Registration Statement contains two prospectuses. The first prospectus relates to the sale of the Registrant’s common stock to eligible depositors pursuant to the MHC’s plan of conversion. The second prospectus relates to the exchange of shares of Atlantic Coast Federal Corporation to Atlantic Coast Federal Corporation’s existing stockholders for shares of the Registrant in connection with the conversion.
     The financial statements contained in the Registrant Statement have been prepared in order to reflect the discussions by representatives of Atlantic Coast Federal Corporation with the

Securities and Exchange Commission
June 28, 2007

Chief Accountant’s office in the Division of Corporation Finance regarding the company’s restatement of its financial statements for fiscal years 2004-2006. By letter dated June 8, 2007, the staff indicated its acceptance of the proposed presentation of the financial statement restatement as set forth in the Registration Statement.
     If you have any questions or comments, please contact the undersigned at (202) 274-2030 or Benjamin Azoff at (202) 274-2010.
Very truly yours,
/s/ Richard S. Garabedian
Richard S. Garabedian

Enclosures
cc:	Robert J. Larison, Jr., President and
Chief Executive Officer
Benjamin Azoff, Esq.